                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)*

                              CONGOLEUM CORPORATION
                              ---------------------
                                (Name of Issuer)

                      Class A Common Stock, Par Value $0.01
                      -------------------------------------
                         (Title of Class of Securities)

                                    207195108
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                                 (212) 977-6900

                                 with a copy to:
                              Robin L. Spear, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                       One Battery Park Plaza, 31st Floor
                          New York, New York 10004-1490
                                 (212) 858-1217
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                November 12, 1999
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: / /

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

CUSIP NO  207195108

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         The Clark Estates, Inc.
         13-5524538

-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / /
                                                          (b) /X/
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                   / /
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------------------------------------------------------
    NUMBER OF SHARES       7.    SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON          -0-
          WITH            -----------------------------------------------------

                           8.    SHARED VOTING POWER

                                 388,700 (See Item 5.)
                          -----------------------------------------------------
                           9.    SOLE DISPOSITIVE POWER

                                 -0-
                          -----------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 388,700 (See Item 5.)
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         388,700    (See Item 5.)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.2%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

         This Amendment No. 1 amends and restates the information provided in the original filing on Schedule 13D and is being filed due to the effect of a stock purchase program of Congoleum Corporation, a Delaware corporation (the "Issuer"), on the percentage of shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), held by the reporting person.

Item 1. Security and Issuer.

         This Statement relates to shares of Common Stock of the Issuer. The address of the Issuer's principal executive offices is 3705 Quakerbridge Road, P.O. Box 3127, Mercerville, New Jersey 08619-0127.

Item 2. Identity and Background.

         (a)-(c) and (f) The person filing this statement is The Clark Estates, Inc. ("The Clark Estates"), a New York corporation with its principal business address and principal office at One Rockefeller Plaza, Thirty-First Floor, New York, New York 10020.

         The Clark Estates provides management and administrative services relating primarily to financial matters for several individual members of the Clark family and to certain institutional and trust accounts affiliated with the Clark family.

         Exhibit A sets forth the information required by Item 2(a)-(c) and 2(f) of Schedule 13D for each executive officer and director of The Clark Estates.

         (d) Neither The Clark Estates nor (to the best knowledge of The Clark Estates) any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) Neither The Clark Estates nor (to the best knowledge of The Clark Estates) any of its executive officers or directors was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

         The aggregate $4,969,623.40 purchase price (net of aggregate brokerage commissions of $77,145.00) for the 404,000 shares of Common Stock originally acquired (as described in Item 5) was provided by funds available for investment in accounts for which The Clark Estates provides management and administrative services (the "Clark accounts").

Item 4. Purpose of Transaction.

         The purpose of the purchases of Common Stock described herein was, and continues to be, for investment. The Clark Estates does not currently have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D. Any decision of The Clark Estates either to purchase additional shares of Common Stock or to dispose of any shares will take into account various factors, including general economic conditions and money and stock market conditions.

Item 5.  Interest in Securities of the Issuer.

         (a) The Clark accounts currently hold 388,700 shares of Class A Common Stock constituting 10.2% of the outstanding shares of Common Stock of the Issuer (based upon 3,810,290 shares of Class A Common Stock outstanding as of October 29, 1999 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1999 and filed on November 12, 1999).

         (b) The Clark Estates or in some cases various of the individuals listed in Exhibit A have shared power to vote or to direct the vote and to dispose of or direct the disposition of the shares of Common Stock in each of the Clark accounts.

         (c) During the calendar year 1995 the Clark accounts purchased 404,000 shares of the Common Stock in open market transactions on the New York Stock Exchange. Subsequent thereto, the Clark accounts have sold 15,300 shares of the Common Stock in open market transactions on the New York Stock Exchange, as follows:

         Sale Date             No. of Shares Sold           Sale Price Per Share
         ---------             ------------------           --------------------
         9/11/97                     6,000                        $13.25000
         7/1/98                      3,000                          9.31250
         7/15/98                     5,800                          9.50000
         12/16/99                      500                          3.06250



Neither The Clark Estates, nor any of the Clark accounts, nor (to the best knowledge of The Clark Estates) any of its executive officers or directors, has effected any transaction in the shares of Common Stock during the past 60 days.

         (d) The Clark accounts, which hold 388,700 shares of Class A Common Stock, have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, their respective shares.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


         Except as described herein, neither The Clark Estates, nor (to the best knowledge of The Clark Estates) any of its executive officers or directors, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or the withholding of proxies.

Item 7.  Material to be Filed as Exhibits.


         Not applicable.


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
                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 22, 2000


                                          THE CLARK ESTATES, INC.


                                          By:  /s/ Kevin S. Moore
                                               ---------------------------------
                                                   Name:    Kevin S. Moore
                                                   Title:   President

                                                                       EXHIBIT A

                       Directors and Executive Officers of
                             The Clark Estates, Inc.

                                              Principal Occupation, and
                                              Name, Principal Business and
                    Name                      Address of Employer
                    ----                      -------------------------------

Jane Forbes Clark                             Chairman and Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Kevin S. Moore                                President and Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Anne L. Peretz                                Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Eric L. Straus                                Senior Vice President and Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Marshall F. Wallach                           Director, The Clark Estates, Inc.
                                              President
                                              The Wallach Corporation
                                              Investment Banking
                                              1401 17th Street
                                              Suite 750
                                              Denver, CO 80202

Richard C. Vanison                            Vice President and Treasurer
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

William T. Burdick                            Secretary
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020



All of the executive officers and directors of the Clark Estates, Inc. are United States citizens.